(LOGO OMITTED)  Koor Industries Ltd.



KOOR INDUSTRIES ANNOUNCES THAT TADIRAN AND TELRAD NETWORKS REACH SETTLEMENT REGARDING INVESTIGATION INTO PRE-1997 ACTIVITIES

ROSH HA'AYIN, Israel - September 21 2004 - Koor Industries Ltd. (NYSE: KOR), ("Koor"), a leading Israeli investment holding company, announced today, in response to the statement released today by Israel's Director of Restrictive Trade Practices ("the Director"), that a settlement has been reached between the Director and two of its subsidiaries - Tadiran Ltd. ("Tadiran") and Telrad Networks Ltd. ("Telrad") in connection with the investigation conducted by the Director into suspected unlawful commercial cooperation, allegedly involving Tadiran, Tadiran Telecommunications Ltd. (which in the interim has merged into ECI Telecom Ltd.), Telrad and Bezeq The Israel Telecommunication Corp. Ltd., during the years prior to 1997.

According to the settlement, Tadiran and Telrad will pay a total of NIS 8 million (approximately $1.8 million) to Israel's State Treasury, without either company, or either of its office holders, past or present, admitting any liability under any law or breach of any law or regulation during the period under investigation. The settlement will come into effect as soon as all of the procedures required by law are completed. Koor believes that the results of the settlement should not have a material effect on its financial statements.

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries - Tel.
+9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries - Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.